Exhibit 99.1

Dejour Reports 78% Q3 Production Gain

Q3 Exit Production Rate Reflects Further 18%+ Increase

Denver, Colorado, October 6, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announced today rising preliminary sequential oil and gas production results (net of shrinkage, flared gas and site fuel) for the third quarter, ending September 30, 2011.

Preliminary Production Figures
(75% Working Interest)	2011 Q3	2011 Q2	Change

Oil (barrels per day)	326	185	76%
Natural Gas (mcf per day)	1,120	614	82%

Average BOE per day	512	287	78%

“We are pleased to report on the production increase resulting from the successful waterflood implementation at our Woodrush project.  We expect our Q4 production to continue to increase averaging in excess of 600 BOE per day with 57% oil. Pending approval by the BC Oil and Gas Conservation Commission of our application to increase injection and projection rates from the Halfway pool, we will drill another oil producer before year end, further increasing Dejour's net production an additional 200-300 BO per day by early Q1 2012", asserts Harrison Blacker, President.

"Combined with the recently announced approval for development of the liquids-rich Gibson Gulch property located adjacent to production by both Bill Barrett Corporation (NYSE: BBG) and Williams Cos. (NYSE: WMB), Dejour is increasingly well positioned to realize on its valuable asset base,” Blacker concludes.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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